Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER PROVIDES OPERATIONAL UPDATE FOR THE TUCANO GOLD MINE

Additional pushback required at UCS; mine plan being revised to accelerate production from other areas including underground mine development

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, October 18, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports that Tucano’s geotechnical committee advised the Company that additional remediation work is required on the Urucum Central South (“UCS”) open pit to improve safety factors. As safety is the Company’s primary concern, mining of ore from UCS has been temporarily suspended and measures are being taken to ensure the wellbeing of workers.

Based on preliminary information from the engineers received on October 16, 2021, additional waste material needs to be removed and work has commenced on a new pushback on the west wall of the UCS pit. Further details will be provided once known. Initial estimates indicate that this additional work will take six to eight weeks to complete. As previously disclosed, vertical drains are currently being installed in the west wall of the UCS pit to reduce and mitigate water levels and are expected to be in place by late November. The Company is considering alternatives to accelerate production from other areas at Tucano, but expects consolidated production guidance to be lower than anticipated and costs to be higher than anticipated as a result of the required work. More details will be provided when plans are completed.

“UCS is one of several pits at Tucano and we are considering multiple pathways to accelerate production from other areas” stated Rob Henderson, President & CEO of Great Panther. “This latest development is indeed a setback and delays our ramp up back to full production, but ultimately we expect to realize the value from the UCS pit once the pushback activity is complete. We continue to mine ore from the Urucum North open pit, and we are moving forward with plans to bring the TAP C open pit back into production and advance the high-grade underground project. Stripping continues on the TAP AB pit, which is scheduled to deliver ore in 2022.”

The Tucano underground mine mineral reserves are located below the Urucum North open pit and access would be via a portal located at the north end of the pit. Based on the promising drilling results reported in its July 22, 2021, news release, the Company estimates the 1,000 tonne per day underground mine could yield 40,000 to 50,000 gold ounces per year. The Company is expediting studies to support a decision to initiate underground production to supplement the open pit feed to the mill. In addition, the district has considerable upside exploration potential to support the longer-term future of the mine and exploration is being fast-tracked for near-mine and regional targets.

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the duration of the waste removal activities, (ii) the timing for installation of vertical drains and whether these will reduce water levels in the UCS pit, (iii) the company’s ability to bring the TAPC open pit back into production, (iv) whether the TAP AB pit will deliver ore in 2022, (vi) whether the Company will successfully launch underground mining development, (vi) the production potential from underground mine development, (vii) whether the company will ultimately realize the value from the UCS pit.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; stable prices for energy inputs, labour, materials, supplies and services (including transportation) and closure obligations; that all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, and Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources (readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability); there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company's Coricancha mine could have a material and adverse effect on the company's liquidity and could require additional financing to be raised; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3